SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

First California Financial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

319395109
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

March 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319395109☐		Page 2 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,527,209 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,527,209 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,209 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 319395109		Page 3 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 738,407 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 738,407 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,407 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 319395109		Page 4 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 529,228 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 529,228 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,228 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 319395109		Page 5 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,826 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,826 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,826 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 319395109		Page 6 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 229,898 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 229,898 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,898 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 319395109		Page 7 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Financial Enhanced Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,683 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,683 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,683 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 319395109		Page 8 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 529,228 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 529,228 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT ING PERSON 529,228 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 319395109		Page 9 of 15 Pages
1		NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 259,574 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 259,574 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,574 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 319395109		Page 10 of 15 Pages
1		NAME OF REPORTING PERSON Matthew Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,527,209 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,527,209 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,209 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 319395109		Page 11 of 15 Pages
1		NAME OF REPORTING PERSON Bennett Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,527,209 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,527,209 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,209 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                  Security and the Issuer

This Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of First California Financial Group, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 3027 Townsgate Road, Suite 300, Westlake Village, California 91361.

Item 2.                  Identity and Background

(a)  This Schedule 13D is being filed on behalf of Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company, Basswood Opportunity Partners, LP, Basswood Financial Fund, LP, Basswood Financial Enhanced Fund, LP, Basswood Enhanced Long Short Fund, LP, each a Delaware limited partnership, Basswood Opportunity Fund, Inc., a Cayman Islands corporation (collectively, the “Funds”), and Matthew Lindenbaum and Bennett Lindenbaum.  The Funds directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the Funds and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.  Basswood Partners is the general partner of each of Basswood Opportunity Partners, LP, Basswood Financial Fund, LP and Basswood Financial Enhanced Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds.  The principal business of each of Basswood Partners and Basswood Long Short GP is to serve as the general partner to the applicable Funds.  The principal business of each of the Funds is the investing and trading in securities.  The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company, Basswood Partners and Basswood Long Short GP.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States of America.

Item 3.                  Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the Funds is approximately $7,510,740 for a total of 1,527,209 shares.

The Funds effect purchases of securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co. and BNP Paribas Prime Brokerage, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                  Purpose of Transaction.

The purpose of the acquisition of the shares by the Management Company for each of the Funds is for investment.

The Reporting Persons are aware that other large shareholders of the Issuer have recently expressed their dissatisfaction with the Issuer’s business strategy and lack of action to increase shareholder value.  Such shareholders have publicly disclosed their belief that (i) the Issuer’s current strategy is inadequate to maximize shareholder value and they could be doing more; (ii) the Issuer will continue to struggle to generate shareholder value if it maintains its current course of action; (iii) the Issuer would be a highly attractive acquisition candidate for several banks; and (iv) staying independent and being an acquirer is likely to be less beneficial to current shareholders. These shareholders have also encouraged the Issuer’s board to examine strategic alternatives to maximize shareholder value and have demanded that they assess all strategic alternatives, including the sale of the Issuer.  The Reporting Persons strongly support this view and suggested course of action.

The Reporting Persons may have discussions with the Issuer’s management, members of the Issuer’s Board of Directors, other significant shareholders and others regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value. In addition, the Reporting Persons may have discussions with other parties, including significant shareholders of the Issuer, regarding the Issuer and any future plans or proposals the Reporting Persons may develop with respect to the Issuer and its securities, including, without limitation, any plans or proposals with respect to strategic alternatives for the Issuer and/or the election or composition of its Board of Directors.

The Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock beneficially owned by the Funds at any time.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including shares of Common Stock beneficially owned by them.  Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 29,249,104 shares of Common Stock outstanding as of March 12, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(b)           The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,527,209 shares of Common Stock held directly by the Funds.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 738,407 shares of Common Stock held directly by Basswood Opportunity Partners, LP, Basswood Financial Fund, LP and Basswood Financial Enhanced Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 529,228 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.

(c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons.

(d)           Other than the Funds that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)           Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Fund expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Fund is a beneficial owner of any shares not directly held by such Fund.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.                  Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of March [__], 2012

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2012	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	BASSWOOD PARTNERS, L.L.C. By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	BASSWOOD ENHANCED LONG SHORT GP, LLC By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	BASSWOOD OPPORTUNITY PARTNERS, LP By: Basswood Capital Management, L.L.C

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	BASSWOOD OPPORTUNITY FUND, INC. By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	BASSWOOD ENHANCED LONG SHORT FUND, LP By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	BASSWOOD FINANCIAL FUND, LP By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	BASSWOOD FINANCIAL ENHANCED FUND, LP By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: March 30, 2012	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: March 30, 2012	/s/ Bennett Lindenbaum
Bennett Lindenbaum

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Fund	Trade Date	Shares Purchased (Sold)	Price Per Share ($)
Basswood Opportunity Partners, LP	2/6/2012	170,014	4.87
Basswood Opportunity Partners, LP	2/6/2012	16,486	4.85
Basswood Opportunity Partners, LP	2/7/2012	82,426	4.89
Basswood Opportunity Partners, LP	2/8/2012	93,700	4.92
Basswood Opportunity Partners, LP	3/12/2012	(100)	4.94
Basswood Opportunity Partners, LP	3/19/2012	73,700	5.20
Basswood Opportunity Partners, LP	3/26/2012	64,600	5.40
Basswood Financial Fund, LP	2/1/2012	1,460	4.46
Basswood Financial Fund, LP	2/2/2012	24,553	4.80
Basswood Financial Fund, LP	2/2/2012	19,847	4.80
Basswood Financial Fund, LP	2/16/2012	33,500	4.70
Basswood Financial Fund, LP	3/5/2012	8,553	4.60
Basswood Financial Fund, LP	3/16/2012	11,215	5.20
Basswood Financial Enhanced Fund, LP	2/1/2012	2,429	4.52
Basswood Financial Enhanced Fund, LP	2/2/2012	447	4.80
Basswood Financial Enhanced Fund, LP	2/2/2012	362	4.80
Basswood Financial Enhanced Fund, LP	2/16/2012	594	4.70
Basswood Financial Enhanced Fund, LP	3/1/2012	3,071	4.70
Basswood Financial Enhanced Fund, LP	3/5/2012	260	4.60
Basswood Financial Enhanced Fund, LP	3/16/2012	520	5.20
Basswood Enhanced Long Short Fund, LP	2/3/2012	32,000	4.85
Basswood Enhanced Long Short Fund, LP	2/3/2012	180,000	4.88
Basswood Enhanced Long Short Fund, LP	2/16/2012	7,200	4.70
Basswood Enhanced Long Short Fund, LP	3/1/2012	(700)	4.70
Basswood Enhanced Long Short Fund, LP	3/5/2012	54,038	4.60
Basswood Enhanced Long Short Fund, LP	3/14/2012	133,100	5.30
Basswood Enhanced Long Short Fund, LP	3/15/2012	100,000	5.29
Basswood Enhanced Long Short Fund, LP	3/16/2012	23,590	5.20
Basswood Opportunity Fund, Inc.	2/6/2012	87,786	4.87
Basswood Opportunity Fund, Inc.	2/6/2012	8,514	4.85
Basswood Opportunity Fund, Inc.	2/7/2012	42,574	4.89
Basswood Opportunity Fund, Inc.	2/8/2012	48,400	4.92
Basswood Opportunity Fund, Inc.	3/19/2012	38,600	5.20
Basswood Opportunity Fund, Inc.	3/26/2012	33,700	5.40